Contact

www.linkedin.com/in/brenda-patton-62b85711 (LinkedIn)
www.quickenloans.com (Company)

Top Skills

Organization Skills
Communication
Customer Service Management

Brenda Patton

Leader•Mentor•Board Member
United States

Summary

Over 30 years in the mortgage industry with over 17 years in multi-functional executive leadership roles with several leading financial institutions.

My passion is people and mentorship. I believe that it is important to have an inclusive, collaborative, and supportive space that allows us to learn and thrive.

My leadership roles have helped to define and implement operational process improvement strategies, producing increased efficiency and contribution to streamlining processes that resulted in increased earnings.

Experience

Beeline
Underwriting Leader
November 2022 - Present (2 years)
Providence, Rhode Island, United States

Rocket Pro TPO
Operations
February 2001 - April 2022 (21 years 3 months)
Detroit, MI and Charlotte, North Carolina Area

Retired after 21 amazing years

Divisional Vice President

Sr Underwriter

Set operational goals, performance monitoring, load balancing, and issue resolution.

Led seven Operations Directors and over 300 team members while spearheading detailed project and product management initiatives.

Leadership experience in an organization undergoing massive growth and industry changes.

Assisted in the mentorship program and leader training, held ongoing round tables for team members and leaders to share best practices, get advice and support and spend time on their professional and personal growth.

Over 20 years of process improvement experience including workflow prioritization, automation of tasks, and company-wide initiatives to offer new products to clients, using agile methods.

Improved workflow as business and industry trends change, both through technology changes as well as immediate non-technology process changes that allowed for quick adherence to new policies and goals.

Leadership experience in underwriting, client service, collateral, vendor, and closing for retail and TPO divisions.

ABN AMRO Bank N.V.
Product Analyst
July 1994 - February 2001 (6 years 8 months)
United States

Team Leader-Client Service| New product development and implementation| Underwriter

Responsible for the strategic planning, business development, product development, and implementation of all new products and enhancements. Also, responsible for team development and training. Worked in QC audit, underwriting, customer service call center, and strategic planning areas.

EMSI
Mortgage Support
December 1991 - July 1994 (2 years 8 months)
Document preparation company. Produced closing documents for large lenders.

Domino's
Store Manager
June 1988 - December 1991 (3 years 7 months)
Ypsilanti, Michigan

Education

Go Blue!